Mail Stop 4561

July 8, 2008

Yossi Attia, Chief Executive Officer
Emvelco Corp.
10990 Wilshire Boulevard
Suite 1220
Los Angeles, CA 90024

>**Re:** **Emvelco Corp.**
>**Preliminary Proxy Statement on Schedule 14A**
>**File No. 001-12000**
>**Filed June 18, 2008**

Dear Mr. Attia:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Stephen M. Fleming, Esquire (by facsimile)